UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Baiqing Shao
Floor 5, Building A7,
Ningbo New Material International Center
No. 2660 Yongjiang Road, Ningbo Hi-Tech Zone
Ningbo, Zhejiang Province
People’s Republic of China
Telephone: +86 (574) 87175756

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Ace Lead Profits Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,144,223(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	4,144,223(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,144,223 ordinary shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Ace Lead Profits Limited is wholly owned and controlled by Mr. Baiqing Shao (“Mr. Shao”) and Mr. Shao may be deemed to be a beneficial owner of the shares of Hollysys Automation Technologies Ltd., a British Virgin Islands company (the “Issuer”), held by Ace Lead Profits Limited.
(2)	Percentage calculated based on 60,537,099 ordinary shares outstanding as of September 30, 2020 as reported on the Issuer’s Form 6K filed on November 12, 2020.

CUSIP No. G45667105	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Baiqing Shao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	4,309,223
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	4,309,223
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,309,223 ordinary shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 4,144,223 ordinary shares held by Ace Lead and 165,000 ordinary shares held by Mr. Shao individually.
(2)	Percentage calculated based on 60,537,099 ordinary shares outstanding as of September 30, 2020 as reported on the Issuer’s Form 6K filed on November 12, 2020.

CUSIP No. G45667105	13D	Page 4 of 7 Pages

Introductory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on September 26, 2016 (the “Schedule 13D”), relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) of the Issuer. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each Item of this statement is qualified in its entirety by the provisions of such Exhibits.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is jointly filed by Ace Lead Profits Limited (“Ace Lead”) and Mr. Shao (each, a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is Floor 5, Building A7, Ningbo New Material International Center, No. 2660 Yongjiang Road, Ningbo Hi-Tech Zone, Ningbo, Zhejiang Province, People’s Republic of China.

(c) Ace Lead is a company incorporated under the laws of the British Virgin Islands. The principal business of Ace Lead is to make investments in China-related companies. Mr. Shao is the sole director and shareholder of Ace Lead. Mr. Shao is currently the Chairman of Ningbo Hollysys Intelligent Technologies Co Ltd. (“Ningbo Hollysys”), 40% equity interest of which is indirectly owned by the Issuer. The address of the principal business office of Ningbo Hollysys is Floor 5, Building A7, Ningbo New Material International Center, No. 2660 Yongjiang Road, Ningbo Hi-Tech Zone, Ningbo, Zhejiang Province, People’s Republic of China.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baiqing Shao is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Reporting Persons anticipate that an aggregate amount of approximately US$869,845,241.72 will be expended in acquiring all of the outstanding Ordinary Shares not currently held by the Reporting Persons (“Publicly Held Shares”) at $15.47 per Ordinary Share in cash.

It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of debt and equity capital.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

CUSIP No. G45667105	13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 7, 2020, Mr. Shao and Ace Lead entered into a consortium agreement (the “Consortium Agreement”) with CPE Funds Management Limited, an exempted company with limited liability incorporated in the Cayman Islands (“CPE,” together with Mr. Shao and Ace Lead, the “Consortium”), pursuant to which the Consortium will cooperate in good faith to acquire all of the outstanding Ordinary Shares not already owned by the Consortium (the “Transaction”). The Consortium Agreement provides, among other things, that the Reporting Persons and the other parties thereto have agreed that during the period beginning on the date of the Consortium Agreement and ending on the 12-month anniversary of the date of the Consortium Agreement, each party thereto shall work exclusively with the other parties thereto to implement the Transaction and shall not, either directly or through any affiliate, make, solicit, encourage or facilitate a competing acquisition proposal. Moreover, each party to the Consortium Agreement has irrevocably agreed to vote, and to cause its affiliates to vote, any Ordinary Shares beneficially owned by such party or its affiliate, or which may be beneficially owned by such party or its affiliates in the future, in favor of the Transaction and any related transactions. Each party to the Consortium Agreement has also agreed not to, and to cause its affiliates not to, transfer any Ordinary Shares beneficially owned by such party or its affiliates (including any voting right or power or economic interest therein), or which may be beneficially owned by such party or its affiliates in the future, to any person other than certain permitted transferees who is bound by the Consortium Agreement.

On December 7, 2020, the Consortium submitted a preliminary non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the Transaction. Under the Proposal, members of the Consortium propose to acquire, through an acquisition company to be formed by them, all of the Publicly Held Shares for US$15.47 per share in cash, representing a premium of 24% to the closing price on December 4, 2020 and 34% to the 90-day volume-weighted average price per share of $11.58 as of December 4, 2020. The Consortium intends to finance the Transaction with a combination of debt and equity capital and welcomes additional financing sources to join the Consortium in carrying out the proposed Transaction. In the Proposal, the Consortium also urged the board of directors of the Issuer to take necessary corporate action to render the shareholder rights plan inapplicable to the Proposal and the Transaction.

The Transaction is subject to execution of definitive agreements in connection with the Transaction. The Consortium reserves the right to withdraw the Proposal without further obligation of any kind at any time and for any reason or no reason.

The foregoing descriptions of the Consortium Agreement and the Proposal are not complete and are qualified in their entirety by the text of such documents, each of which is attached as an exhibit hereto and is incorporated herein by reference.

The Transaction may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the NASDAQ Global Select Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	– (b) The following table sets forth the beneficial ownership of Ordinary Shares for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:		Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Ace Lead	4,144,223		6.9%	4,144,223	0	4,144,223	0

Mr. Shao	4,309,223	(2)	7.1%	4,309,223	0	4,309,223	0

(1)	Percentage calculated based on 60,537,099 ordinary shares outstanding as of September 30, 2020 as reported on the Issuer’s Form 6K filed on November 12, 2020.

(2)	Includes 4,144,223 Ordinary Shares held by Ace Lead and 165,000 Ordinary Shares held by Mr. Shao individually.

CUSIP No. G45667105	13D	Page 6 of 7 Pages

Mr. Shao hereby reaffirms that, as the sole director and sole shareholder of Ace Lead, he is the sole beneficial owner of all equity interest of Ace Lead and the 4,144,223 Ordinary Shares held by Ace Lead. The Issuer’s annual report for the fiscal year ended June 30, 2020 filed with the SEC on September 28, 2020 disclosed an alleged dispute between Mr. Shao and Mr. Changli Wang regarding the ownership of Ace Lead. The alleged claim has no merit or legal basis.

(c) Except for the transaction as described in Item 4 above, the Reporting Persons did not effect any transactions in the Company’s securities within the past 60 days.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities of the Company.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Consortium Agreement and the Proposal, which have been filed as Exhibit 7.2 and Exhibit 7.3 to this Amendment No. 1, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this Amendment No. 1 is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

2.	Consortium Agreement dated December 7, 2020, by and among Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Funds Management Limited.

3.	Proposal Letter to the board of directors of Hollysys Automation Technologies Ltd. dated December 7, 2020, from Mr. Baiqing Shao, Ace Lead Profits Limited and CPE Funds Management Limited.

CUSIP No. G45667105	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2020

Ace Lead Profits Limited

By:	/s/ Baiqing Shao
Baiqing Shao
Director

/s/ Baiqing Shao
Baiqing Shao